Swiftmerge Acquisition Corp.

4318 Forman Avenue

Toluca Lake, CA 91602

July 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim

Kristina Marrone

Re:	Swiftmerge Acquisition Corp.

Form 10-K/A for the year ended December 31, 2023

Filed June 27, 2024

File No. 001-41164

Dear Ms. Kim and Ms. Marrone:

Swiftmerge Acquisition Corp. (the “Company”) hereby acknowledges receipt of the comment letter dated July 15, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023, filed with the Commission on June 27, 2024 (as amended, the “Annual Report”). The Company hereby submits this letter in response to the Comment Letter.

Concurrent with the submission of this letter, the Company is filing via EDGAR an amendment to the Annual Report (“Amendment No. 2”) on Form 10-K/A, which reflects the Company’s response to the comment received by the Staff.

For ease of review, we have set forth below the numbered comment from the Comment Letter and the Company’s response thereto.

Form 10-K/A for the year ended December 31, 2023

Exhibits

1.	We note that the Section 302 and 906 certifications have been omitted from your amended Form 10-K. Please file an amended Form 10-K in its entirety and include the certifications as Exhibits 31 and 32 as required by Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that management of the Company had inadvertently excluded the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 in Amendment No. 1 to the Annual Report on Form 10-K/A filed with the Commission on June 27, 2024. The Company is filing Amendment No. 2 on Form 10-K/A to amend Part IV, Item 15 “Exhibits and Financial Statement Schedules” to include the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and to file such Exhibits 31.1 and 31.2 therewith.

We appreciate the Staff’s comment and request the Staff contact Grant J. Levine of Greenberg Traurig, P.A. at (954) 768-8209 or levineg@gtlaw.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Christopher J. Munyan
Christopher J. Munyan
Chief Financial Officer
Swiftmerge Acquisition Corp.